

October 2, 2013

<u>Via E-mail</u>
Brent J. Smolik
President and Chief Executive Officer
EP Energy Corporation
1001 Louisiana Street
Houston, Texas 77002

> **Re: EP Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed September 4, 2013**
> **File No. 333-190979**

Dear Mr. Smolik:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections, or ensure that FINRA calls us for that purpose.

2.   Please provide copies of third-party reports or studies that support the qualitative and comparative statements contained in your prospectus or, in the alternative and as appropriate, please revise your disclosure to clarify whether they are management's belief. As examples only, we note your statement under "Summary—Our Company" at page 1 relating to your management's "proven" record and your statement at page 3 that the Wolfcamp Shale is "estimated by industry experts to contain remaining recoverable oil and natural gas reserves exceeding what has already been produced." Please mark

your furnished support or provide page references in your response to the sections you rely upon for each specific statement.

3.   We note that throughout your filing you include cross-references to other sections of your filing. Please revise your filing to include the relevant page number for each such reference.

Prospectus Cover Page

4.   Please include the names of the lead underwriters in the next amendment.

Summary, page 1

Our Company, page 1

5.   Please clarify how each of your "core areas is characterized by a favorable operating environment, long-lived reserve base and high drilling success rates" and the metrics you utilized in such determination.

6.   Please provide us with the petroleum engineering reports you used as the basis for your June 30, 2013 proved reserves disclosures. You may furnish these materials on digital media such as flash drive or compact disk. The report should include:

a) One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c) Individual income forecasts for all the wells/locations in the proved developed producing, proved developed non-producing and proved undeveloped categories;

d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed producing and proved undeveloped categories (6 entities in all) as well as the AFE/capital cost inventory for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

7.   You state that as of June 30, 2013, you had proved reserves of 501 MMBOE. Your third party engineering report (Exhibit 99.2) presents proved reserves as 456.5 MMBOE (reviewed) and 192 MMBOE (not reviewed). Please expand the discussion here to reconcile the June 30, 2013 proved reserves you claim and those that are presented in your third party report. Given that the 501 MMBOE and 456.5 MMBOE figures are within ten percent of each other, please address whether both these reserve figures are attributed to the same properties.

8.   You state "In our core areas, we have identified in excess of 5,200 drilling locations….". Please amend your document here, on page 96 and elsewhere, as appropriate, to disclose the number of these locations to which you have attributed proved undeveloped reserves.

Operating Areas, page 2

9.   You describe the production performance in your core areas with statements such as "…with initial 30-day oil equivalent production rates up to 1,100 Boe/d." Please amend your document here and elsewhere to present also oil, natural gas liquids and natural gas volumes that comprise such important barrel of oil-equivalent or MCFG-equivalent figures.

Competitive Strengths, page 6

Large, Concentrated Operated Positions…, page 6

10.   Please explain how you have "substantially de-risked" your ongoing drilling programs in the Eagle Ford Shale, Wolfcamp Shale and Uinta Basin.

Corporate History and Structure, page 9

11.   We note your disclosure that your corporate structure diagram is for "illustrative purposes only and does not represent all legal entities affiliated with [you]." Please advise us as to what entities you have omitted from the chart, and why you have omitted them.

12.   Please revise your chart to disclose each sponsor and its percentage ownership. Please also include EPE Employee Holdings II, LLC. We further note the chart at page 167 includes EPE Holdings LLC, which is not reflected in the chart at page 10. Please advise or revise. Please also reflect in the chart the shares of Class B common stock held by management.

Summary Pro Forma Operating and Reserve Information, page 17

13.   We note that your present average realized prices that reflect settlements on derivative instruments including cash premiums, as indicated in footnote 3. Tell us the manner by and extent to which these measures reflect cash premiums and explain your rationale. Please include a reconciliation showing the various components of these realized prices to actual sales.

Risk Factors, page 19

14.   We note the forum selection provision included in the form of second amended and restated certificate of incorporation filed as Exhibit 3.1. Please include a risk factor to describe the risks to investors attendant to such provision.

The interests of our Sponsors may conflict with or differ from your interests…, page 44

15.   We note that this risk factor includes risks regarding control by your Sponsors, as well as risks regarding competition by your Sponsors. Please present the risks regarding control by your Sponsors in a separate risk factor with its own caption, and also include in such risk factor a discussion of the related risks regarding the Negative Control Condition.

We have issued shares of Class B common stock…, page 49

16.   To the extent practicable, please quantify the amount of common stock that may be issued upon the exchange of Class B common stock, and the extent to which Class B common stockholders may participate in dividends and distributions of proceeds upon liquidation. Please also clarify in this section the "certain sales" of shares of common stock by Apollo and Riverstone that would trigger the exchange of the Class B shares.

Use of Proceeds, page 52

17.   Please revise your filing to disclose the approximate amount of the offering proceeds intended for each specified purpose. See Item 504 of Regulation S-K. In addition, please present your Use of Proceeds disclosure in tabular format.

18.   Please disclose in this section the use of the proceeds from the PIK notes. See instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 60

Reserve Replacement Ratio/Reserve Replacement Costs, page 65

19.   Please expand your discussion here to disclose also the reserve replacement costs that
       result from the inclusion of the estimated future capital costs required for development of
       the proved undeveloped reserves additions.

20.   Given the limitation of your reserve replacement metrics that you disclose on page 65,
       relative to the timing and development of reserves, it would be helpful to augment your
       tabular presentation on page 66 to include percentages of developed and or undeveloped
       reserves to show the extent to which your development efforts are in pace with reserve
       replacement. It would also be helpful to indicate the extent to which your replacement
       ratios reflect acquisitions.

Supplemental Non-GAAP Measures, page 79

21.   Please explain how you determined that each adjustment made in compiling your various
       non-GAAP measures were not contrary to the guidance on performance and liquidity
       measures in Item 10(e)(1)(ii) of Regulation S-K.

22.   We note your disclosure explaining that your non-GAAP measure of Adjusted
       EBITDAX reflects an adjustment for "net change in the fair value of derivatives (mark-
       to-market effects, net of cash settlements and premiums related to these derivatives)."
       Please submit details of the various components that are reflected on this line item and
       explain your rationale for each item. Please clarify your objective for including this
       adjustment and reconcile the components to the corresponding amounts reported in your
       financial statements.

23.   We note that you have various disclosures of non-GAAP measures elsewhere in your
       filing, such as "PV-10", "EBITDAX," "Adjusted EBITDAX," or "Pro Forma Adjusted
       EBITDAX," on pages 2, 5, 7, 17, and 90, that do not appear to include comparable
       GAAP information, having equal or greater prominence, as would ordinarily be
       necessary to comply with Item 10(e) of Regulation S-K. Please modify these disclosures
       as necessary to conform with this requirement.

Liquidity and Capital Resources, page 81

24.   We note your reference at page 46 to legal and contractual restrictions in the RBL
       Facility and your other existing debt agreements that may limit your ability to obtain cash
       from your subsidiaries. Please provide more detail regarding such legal and contractual
       restrictions in your "Liquidity and Capital Resources" section.

25.   Please disclose in this section the basis for your $200 million distribution to [y]our Sponsors in August 2013, including the source of funds for such payment. In that regard, we note that footnote 11 to your condensed consolidated financial statements reflects that this was a leveraged distribution.

26.   We note your disclosure explaining that you utilize derivative instruments to mitigate commodity price risk and to minimize the variability in cash flow due to commodity price movements. Please expand your disclosure to clarify the extent to which this has been an effective policy. Please also clarify your objectives or strategies for incurring premiums in acquiring or modifying derivatives.

Business, page 89

Eagle Ford Shale, page 91

27.   We note your statement, "For the six months ended June 30, 2013 our average cost per well was $7.5 million, representing an 11% decline from our average cost per well for the same period in 2012. We expect our average cost per well to continue to decline." Please amend your document here and elsewhere (pages 2-4) to disclose also the gross (8/8ths) and net well costs that correspond with the well cost figures you have presented.

28.   Please tell us whether you have used well costs as incurred for your proved undeveloped reserve estimates or if you used expected decline in well costs.

Wolfcamp Shale, page 91

29.   Please furnish to us technical support for your statement, "[t]he Wolfcamp Shale is located in the Permian Basin, which has produced more than 29 billion barrels of oil and 75 Tcf of gas over the past 90 years and is estimated by industry experts to contain recoverable oil and natural gas reserves exceeding what has already been produced."

Acreage and Wells, page 102

30.   We note the expiry of five, six and eight percent of your undeveloped acreage over the next three years. Please tell us the material proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves drilling/development.

Consolidated Prices and Costs per Unit, page 108

31.   We note the disclosure of "Average Transportation Costs". Please tell us how oil and gas transportation costs are incorporated in your estimation of proved reserves, associated future net income and standardized measure. Be advised that, in our view, transportation costs should be reflected in either the prices you are paid or the costs you incur.

Transportation, Markets and Customers, page 110

32.   You disclose here and in the last risk factor at page 28 that "for the six months ended June 30, 2013, three purchasers accounted for more than 74% of [y]our oil revenues." You further disclose in footnote 1 to your financial statements that "[a]s of December 31, 2012, [you] had one customer that accounted for 10 percent or more of our total revenues. The predecessor period in 2012 had three customers…that accounted for 10 percent or more of total revenues." Accordingly, please name such customers or explain why the names of such customers are not required to be included. See Item 101(c)(vii) of Regulation S-K. In addition, please tell us what consideration you have given to filing as exhibits to the registration statement any agreements with such customers.

33.   Please revise to clarify your references to "Waha pricing" and "Mount Belvieu pricing" at page 111.

Management, page 121

Compensation Discussion and Analysis, page 127

34.   We note your disclosure that your compensation discussion does not give effect to the "Corporate reorganization nor this offering (including the stock split)." Please revise to clarify how the discussion would be impacted by the corporate reorganization, the offering and the stock split. For example, please clarify whether stock amounts have been revised to reflect the stock split.

Certain Relationships and Related Party Transactions, page 159

35.   We note your reference at page 159 to provisions in the Stockholders Agreement that relate to the agreement among the stockholders to restrict their ability to transfer your stock as well as rights of first refusal, tag-along rights, and preemptive rights. Please revise your filing to address whether such rights will continue after the consummation of this offering. If any of these rights will continue after this offering, please revise to disclose all material terms related to such rights.

36.   Please expand your disclosure to address your supply agreement with an Apollo affiliate
        through October 2014 to provide certain fracturing materials. We note your related
        disclosure at page F-28.

Description of Capital Stock, page 168

37.   We note the forum selection provision included in the form of second amended and
        restated certificate of incorporation. Please disclose such provision in your prospectus.

38.   Please revise your filing to describe the business purpose of the provisions related to
        Class B common stock dividend rights and liquidation rights, as well as the business
        purpose of the provisions regarding the Class B Exchange.

Underwriting, page 190

39.   Please advise, and revise your disclosure as necessary, whether any of the shares held by
        the Sponsors and/or the Legacy Class A Stockholders will be subject to the lock-up
        agreements described at page 191. Please also file all such lock-up agreements as an
        exhibit.

Glossary, page A-3

40.   In part, you define the "Standardized measure" as "Discounted future net cash inflows
        estimated by applying year-end prices to the estimated future production of year-end
        proved reserves." Please update this and any other non-conforming terms for agreement
        with FASB ASC Section 932-235-20 and our "Modernization of Oil and Gas Reporting"
        available at http://www.sec.gov/rules/final/2008/33-8995.pdf.

Financial Statements

General

41.   We understand that you intend to recast both the predecessor and successor historical
        financial statements to report the Brazilian operations as discontinued operations
        beginning with the quarter ended September 30, 2013, and that if this occurs prior to
        effectiveness you will remove the pro forma statements covering 2010 and 2011. Tell us
        why you believe these operations did not qualify as held for sale as of June 30, 2013,
        based on the criteria in FASB ASC 360-10-45-9.

42.   Tell us the reasons for your reference to gains and losses on derivatives as "realized and
        unrealized" in your disclosures on pages 70, 76, 90, F-21 and F-53 as you do not appear
        to separately quantify amounts based on this distinction.

Unaudited Pro Forma Financial Statements, page F-2

43.   We note that you have yet to complete your pro forma presentation and will continue our review once this has been finalized.

44.   Please modify your pro-forma presentation to group items that are currently shown in the column "Divestitures/Other Adjustments" in separate columns depending on their nature for dispositions, acquisitions, and financing, in addition to the other categories currently presented. Please also ensure that your formatting allows footnote references to appear adjacent to the corresponding amounts, on the same line and outside of bracketed/negative amounts.

Recent Sales of Unregistered Securities, page II-2

45.   For each unregistered offering made in reliance on Section 4(2) of the Securities Act, please state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-42

Oil and Natural Gas Reserves, page F-70

46.   The figures for 2012 U.S. consolidated natural gas production are 223 BCFG while the figures for 2012 "Consolidated – Domestic" production (page 105) are 174 BCFG. Please explain this difference to us and amend your document if it is appropriate.

Exhibits

47.   Please ensure that you have filed all exhibits and schedules to your material contracts. For example, we note that you have not filed the schedules to the Third Amended and Restated Limited Liability Company Agreement of EPE Employee Holdings, LLC filed as Exhibit 10.34.

48.   Please file all omitted exhibits, including counsel's opinion, as soon as practicable. In addition, please file your current charter documents.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Brent J. Smolik
EP Energy Corporation
October 2, 2013
Page 10

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Rosa A. Testani